UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2005

CANADIAN EMPIRE EXPLORATION CORP.

(Translation of registrant's name into English)

#1205 - 675 West Hastings Street, Vancouver, British Columbia, Canada  V6B 1N2

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F  Y

SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                           Canadian Empire Exploration Corp

                                                                                                       (Registrant)

Date: May 19, 2005

                                                                                                 By Jeannine P. M. Webb

           Jeannine P.M. Webb, CFO, Corporate Secretary

      *Print the name and title under the signature of the signing officer.

         Canadian Empire Exploration Corp.

1205 – 675 West Hastings St.

Vancouver, B.C. V6B 1N2

Ph:  604-687-4951, Fax: 604-687-4991

Press Release #05-04

TSX Venture Exchange: CXP

May 19, 2005

EXCHANGE ACCEPTS FILING OF THE MCBRIDE PROJECT AGREEMENT

Canadian Empire Exploration Corp. (“Canadian Empire”) is pleased to announce that the TSX-Venture Exchange (the “Exchange”) has accepted for filing the agreement for the acquisition of an extensive portion of a Proterozoic age shale basin prospective for the discovery of SEDEX-style nickel-copper-zinc mineralization in the McBride area of east-central British Columbia.

Canadian Empire, through a grubstake agreement with two prospectors, acquired the rights to over 2500 claim units covering an area measuring approximately 75 by 7 kilometres (approx. 500 square kilometres).

The prospectors’ regional scale stream sediment sampling identified a 50 kilometre-long trend of anomalous nickel, copper and zinc values.  Detailed silt sampling of individual creeks has yielded consistent high metal values along stream lengths of 0.5 to over 2.0 kilometres with values peaking at 1566 ppm Ni, 445 ppm Cu, 1361 ppm Zn and attendant values to 681 ppm Co and 3.0 ppm Au.  Initial prospecting, until terminated by snow conditions, identified over 25 gossans (rusty zones) aligned along the favourable horizon resulting from weathering of sulphide mineralization.

Host rocks are late Proterozoic sediments, recognized worldwide as favourable hosts for large deposits.  The stratigraphic succession consists of a metal-rich miogeoclynical black shale horizon with opportunity for discovery of SEDEX nickel-copper-zinc-precious metal massive sulphide mineralization.

Canadian Empire may earn an initial 90% interest in the McBride Project by spending $1.0 million in exploration costs on the property, making staged cash payments totaling $140,000 and issuing in stages a total of 250,000 units by December 31, 2008 to the prospectors.  Each unit will be comprised of one share in the capital of Canadian Empire and one 12-month warrant, priced in accordance with market at the time of issuance, allowing for the acquisition of one share of Canadian Empire. All securities issued are subject to Exchange and Multilateral Instrument 45-102 hold periods expiring four months from the date of issue of the securities.

Canadian Empire holds the option to acquire the remaining 10% for cash payment of $100,000 and the issuance of 1.5 million shares of Canadian Empire to the prospectors.  The prospectors will hold a 1% NSR on future production, of which Canadian Empire has the right to buy down 0.5% NSR for $1.0 million.

Canadian Empire plans to initiate a property-wide exploration program in June, 2005.

"John S. Brock"

John S. Brock

President

For further information, contact Blaine Monaghan, Manager, Investor Relations at 604-687-4951

or toll free 1-800-403-2988, or email ir@badgerandco.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.